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10027733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

SEC FILE NUMBER
8- 41890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN CLASSIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP TOUR BLVD
(No. and Street)

PONTE VEDRA (City) FL (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD SIELICKI 904.285.4030 EXT 210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE GRIGGS GROUP CPA'S
(Name – *if individual, state last, first, middle name*)

238 PONTE VEDRA PARK DR. #201 PONTE VEDRA, FL 32082
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JL 3/5 a

OATH OR AFFIRMATION

I, PETER R. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN CLASSIC SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KELLEY R BOST
MY COMMISSION # DD745939
EXPIRES January 03, 2012
(407) 398-0153 FloridaNotaryService.com

KRBost
Notary Public

[Signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Classic Securities, Inc.

Financial Statements
For the Years Ended December 31, 2009 and 2008
and
Report of Independent Certified Public Accountants
Pursuant to Rule 17a-5 of the Securities
and Exchange Commission

* * * * * * * * * * * * *

American Classic Securities, Inc.

Table of Contents

The Griggs CPAs

Report of Independent Certified Public Accountants

To the Board of Directors
American Classic Securities, Inc.

We have audited the accompanying balance sheet of American Classic Securities, Inc., (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Securities, Inc., as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Griggs Group, CPAs
Ponte Vedra Beach, Florida
February 15, 2010

American Classic Securities, Inc.

Balance Sheets

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 27,435	$ 105,959
Commissions receivable	28,030	25,143
Related party receivable	173	6,247
Due from parent	1,868	-
Prepaid registration fees	16,324	15,155
Total current assets	$ 73,830	$ 152,504
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 10,766	$ 13,247
Accounts payable	1,958	1,736
Agent deposits	4,625	2,150
Due to parent	-	33,518
Advance for agent registration fees	625	9,840
Total current liabilities	17,974	60,491
Stockholders' equity:		
Common stock - $1 par value, 1,000 shares authorized; 100 shares issued and outstanding	100	100
Paid-in capital	113,509	88,400
Retained earnings	(57,753)	3,513
Total stockholders' equity	55,856	92,013
Total liabilities and stockholders' equity	$ 73,830	$ 152,504

See accompanying notes to financial statements.

American Classic Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commission income	$ 314,765	$ 530,792
Operating expenses:		
Agent commissions	175,356	328,758
Management fee	139,572	155,149
Administrative and operating	25,624	28,337
Registration fees	14,390	14,233
Licenses and permits	8,620	7,202
Legal and arbitration fees	12,600	848
Bonding	931	396
Total operating expenses	377,093	534,923
Loss from operations	(62,328)	(4,131)
Other income:		
Interest income	16	396
Other income	1,046	2,212
Total other income	1,062	2,608
Loss before income taxes	(61,266)	(1,523)
Income taxes	-	-
Net loss	$ (61,266)	$ (1,523)

See accompanying notes to financial statements.

American Classic Securities, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock	Paid -In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2007	$ 100	$ 88,400	$ 45,036	$ 133,536
Dividends			(40,000)	
Net loss	-	-	(1,523)	(1,523)
Balance at December 31, 2008	100	88,400	3,513	92,013
Capital Contribution	-	25,109	-	25,109
Net loss	-	-	(61,266)	(61,266)
Balance at December 31, 2009	$ 100	$ 113,509	$ (57,753)	$ 55,856

See accompanying notes to financial statements.

American Classic Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (61,266)	$ (1,523)
Changes in operating assets and liabilities:		
Commissions receivable	(2,887)	24,529
Related party receivable	4,206	22
Prepaid registration fees	(1,169)	(712)
Commissions payable	(2,481)	(13,059)
Agent deposits	2,475	(550)
Accounts payable	222	(1,275)
Agent advances	(9,215)	(1,535)
Net cash (used in) provided by operating activities	(70,115)	5,897
Cash flows from financing activities:		
Due from (to) parent	(8,409)	33,649
Dividends	-	(40,000)
Net cash used in financing activities	(8,409)	(6,351)
Net decrease in cash and cash equivalents	(78,524)	(454)
Cash and cash equivalents - beginning	105,959	106,413
Cash and cash equivalents - ending	$ 27,435	$ 105,959
Supplemental disclosure of cash flow information:		
Capital contribution - forgiveness of debt to parent	$ 25,109	$ -

See accompanying notes to financial statements.

1. Significant Accounting Policies:

Organization

American Classic Securities, Inc. (the "Company"), a wholly owned subsidiary of Agent Investors Holding Company, Inc. ("AIHC"), is registered in all 50 states as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has approximately 46 affiliated agents dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Recognition

Commission income is recorded as earned on a trade-date basis.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS 109, deferred income taxes are determined based on the difference between financial statement and tax basis of assets and liabilities as measured by the enacted tax rates in effect when these differences reverse. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income. The Company is included in the consolidated federal and state income tax returns filed for Agent Investors Holding Company, Inc. and accounts for income taxes as if it were a separate taxpayer, taking into account the utilization of the Company's tax attributes in the consolidated group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions:

The Company and AIHC have entered into an administrative agreement, whereby the Company pays AIHC a management fee to provide personnel, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $139,572 and $155,149 for the years ended December 31, 2009 and 2008, respectively.

3. Income Taxes:

The Company has approximately $128,938 of net operating loss carryforwards (NOLs) that expire in 2029. Realization of deferred tax assets is dependent upon generating sufficient taxable income in future years. Because of the uncertainty related to the realization of the Company's NOLs, the Company has fully reserved its deferred tax assets. There was no income tax provision or benefit recognized during 2009 or 2008.

4. Contingencies:

In the normal course of its business operations, the Company is involved in routine litigation from time to time, which arise in the normal course of business. In management's opinion, based upon the advice of outside legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

5. Financial Instruments:

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital and a net capital requirement of $21,071 and $5,000, respectively, and the Company's net capital ratio was .85 to 1. At December 31, 2008, the Company had net capital and a net capital requirement of $57,797 and $5,000, respectively, and the Company's net capital ratio was 1.05 to 1. Accordingly, at December 31, 2009 and 2008, the Company was in compliance with its net capital requirement.

7. Subsequent Event:

The Company has evaluated the accounting and disclosure requirements for subsequent events through February 15, 2010, the date of this report.

American Classic Securities, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital:		
Total stockholder's equity per financial statements		$ 55,856
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		55,856
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		55,856
Less non-allowable assets		
Rule 12b-1 fees receivable in excess of commissions payable	$ (16,072)	
Prepaid expenses	(16,324)	
Due from related party	(2,389)	(34,785)
Net capital		$ 21,071
Aggregate indebtedness ("AI"):		
Total liabilities per financial statements		$ 17,974
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital		$ 16,071
Net capital less 10% of AI		$ 19,274
Ratio: Aggregate indebtedness to net capital		0.85

The computation of net capital does not materially differ from the Company's Focus IIA report filed for the period ended December 31, 2009.

American Classic Securities, Inc.
Schedule of Exemption from Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2009

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented the following supplemental schedules in its financial statements:

1. Compensation for Determination of Reserve Requirements Under Rule 15c3-3 and

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3 due to the exempt provisions under Section (K)(2)(i) of Rule 15c3-3.

The Griggs Group CPAs

Eric Griggs, CPA
Scott Heller, CPA
James Peavey, CPA
Peter Reynolds, CPA
Michael Schnell, CPA

Report of Independent Certified Public Accountants on Internal Control

Board of Directors
American Classic Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Classic Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the Untied States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The GriggsGroup, CPAs

Ponte Vedra Beach, Florida
February 15, 2010